Gerald (Trey) Fitz-Gerald Work History
CMO, Fan Owned Club, Inc.
2019 - Present

Gerald (Trey) Fitz-Gerald, 49, Executive Vice President Marketing, owns 27 years of media and marketing experience in professional sports, primarily soccer, and is a veteran of five professional organizational launches.

Since October of 2018, Trey has worked as an independent marketing contractor for Major League Soccer. Prior to that Trey served as the Senior Vice President of Marketing and Communications for Major League Soccer club Real Salt Lake since 2004, where he oversaw the Club's branding, marketing, advertising, TV and radio broadcast, media, public and community relations efforts.

Fitz-Gerald is the CMO of Fan Owned Club, Inc. and oversees all marketing initiatives.

Fitz-Gerald earned a B.A. in English from Regis (Colo.) University